                                Filed by Banknorth Group, Inc.
                                (Commission File No. 0-16947)

                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company: Andover Bancorp, Inc.
                                (Commission File No. 0-16358)

                                Date: June 11, 2001

-----------------------------------------------------------------------------
     The following is a press release and a presentation given by Banknorth Group, Inc. to investment analysts regarding the proposed acquisitions by Banknorth of Andover Bancorp, Inc. and Metro West Bank on June 11, 2001.
-----------------------------------------------------------------------------

                              FOR IMMEDIATE RELEASE
                        FOR FURTHER INFORMATION, CONTACT:
                 BRIAN ARSENAULT, SVP, CORPORATE COMMUNICATIONS
                                  207 761-8517

                   Banknorth to Expand Massachusetts Presence
                 Announces Acquisition of Andover and MetroWest

Banknorth Group will host a conference call at 2 P.M. Eastern Time today, June 11, 2001 to elaborate on the strategic rationale and financial implications of the acquisitions. The dial-in number is 800 946-0720, Confirmation code, 742179. International number is 719 457-2646, same confirmation code. A 48-hour replay will commence at 5 p.m. today. Replay dial-in is 888 203-1112, confirmation code 742179. A webcast of the conference call is also available at www.banknorth.com (go to Investor Relations site). Presentation materials to be used in the conference call will be available at the website after 9:30 a.m. Eastern Time or by calling 207 761-8510.

Portland, Maine, June 11, 2001 - Banknorth Group, Inc. (NASDAQ: BKNG), announced today that it has signed separate definitive agreements to acquire both Andover Bancorp, Inc. ("Andover") (NASDAQ: ANDB) for approximately $333 million in stock, and MetroWest Bank ("MetroWest") (NASDAQ: MWBX) for approximately $166 million in cash. The acquisitions will increase the Company's total assets from just over $18 billion to approximately $21 billion and expand its Massachusetts banking franchise to 114 branches and nearly $9 billion in assets.

At March 31, 2001 Andover had total assets of $1.8 billion, deposits of $1.3 billion and shareholders' equity of $160 million, and serviced its customer base from 15 branch locations covering Essex and Middlesex counties in Massachusetts and Rockingham County in New Hampshire. At the same date, MetroWest had total assets of $914 million, deposits of $705 million and shareholders' equity of $63 million, and served Middlesex, Norfolk, Suffolk, and Worcester counties in Massachusetts through 17 branch locations.

"These acquisitions are a natural extension of our Massachusetts banking franchise, and significantly enhance our presence in the economically vibrant communities of Greater Boston," said William J. Ryan, Chairman, President and Chief Executive Officer of Banknorth. "Both Andover and MetroWest customers will benefit from having greater convenience through our extensive network of branches and ATMs and will enjoy a broader selection of products and services."

2


Gerald T. Mulligan, Andover's President, said the enhanced product offerings include trust and investments services, cash management and government banking services.

"Banknorth is an ideal acquirer for Andover," said Mr. Mulligan. "Banknorth shares Andover's commitment to customer service and lending to the local community."

John J. McArdle III, Chief Executive Officer of MetroWest Bank, similarly noted that its customers would benefit from expanded services.

"It was important to us that any acquirer share our commitment to community banking and be in a position to enhance our ability to meet our customers' needs," said Mr. McArdle. "Our customers will now also be served by a much larger banking franchise with branches in many surrounding communities."

Under the terms of the agreement to acquire Andover, shareholders will receive a fixed exchange ratio of 2.27 shares of Banknorth common stock for each share of Andover they hold plus cash in lieu of any fractional share interest. Based on Banknorth's closing price on June 8, 2001 of $21.19 per share, this would equal $48.10 a share. The exchange will be tax free and accounted for as a purchase transaction.

The MetroWest agreement calls for shareholders of MetroWest to receive $11.50 in cash for each share they hold.

Both agreements were approved by the Board of Directors of Banknorth and by the Board of Directors of Andover and MetroWest, respectively. The transactions are expected to be completed by year-end, and are subject to regulatory approval and approval by the respective shareholders of Andover and MetroWest. It is expected that the operational integration of the institutions will be completed during the first quarter of 2002.

In connection with these transactions, Andover and MetroWest each granted to Banknorth an option to purchase 19.9 percent of its outstanding common stock under certain conditions.

Andover's Massachusetts franchise (including Gloucester Bank and Trust Company), and MetroWest's branches will be merged into Banknorth's existing Massachusetts bank, First Massachusetts Bank, N.A., resulting in a subsidiary bank with 114 branches, $5.5 billion in deposits and nearly $9 billion in assets. Andover also operates three branches in Rockingham County, New Hampshire, where Banknorth already enjoys the leading deposit market share with First Massachusetts branches and branches of its New Hampshire subsidiary, Bank of New Hampshire, N.A.

3

The addition of Andover and MetroWest to Banknorth's Massachusetts franchise will move Banknorth into the No. 5 market share position in the Boston metropolitan statistical area, the fourth most populous MSA in the country. In addition, the acquisitions will give Banknorth the No. 2 deposit market share in Essex County (currently No. 7), with an average household income of $67,906, and the No. 7 deposit market share in Middlesex County (currently No. 19), with an average household income of $82,492, as well as enhancing Banknorth's existing No. 3 market share position in Worcester County, with an average household income of $58,198.

"We gain significant market share in important Massachusetts markets," said Mr. Ryan. "We are becoming an important force in banking and financial services in Massachusetts, which complements our leading market position in Maine and New Hampshire and number two market position in Vermont."

Banknorth Group, Inc., headquartered in Portland, Maine, is the country's 36th largest commercial banking company by assets with total assets of $18.3 billion at March 31, 2001. The Company operates banking subsidiaries in Maine, Peoples Heritage Bank, NA, in New Hampshire, Bank of New Hampshire, NA, in Massachusetts, First Massachusetts Bank, NA, in Vermont, The Howard Bank, NA, Franklin Lamoille Bank, NA and First Vermont Bank, NA, and New York, Evergreen Bank, NA. In north central Connecticut, the Company's banking presence is GBT, a division of First Massachusetts Bank, NA.

The Company also operates a variety of insurance agencies in New England as subsidiaries of Morse, Payson & Noyes, Insurance, its lead agency, a money management firm, The Stratevest Group, NA, an investment subsidiary, Bancnorth Investment Planning Group, and a leasing company, Banknorth Leasing. Other subsidiaries and divisions provide services in mortgage banking, asset based lending, private banking, merchant services and other financial services.

Andover Bancorp Inc. is a $1.8 billion bank holding company headquartered in Andover Massachusetts, approximately 25 miles north of Boston. Andover Bancorp is the parent company of Andover Bank and Gloucester Bank and Trust Company, which serve consumer and business customers in northern Massachusetts and southern New Hampshire. Andover Bank operates banking offices in Andover, Lawrence, Methuen, North Andover and Tewksbury, Massachusetts and in Derry, Londonderry and Salem, New Hampshire. Gloucester Bank and Trust operates banking offices in Gloucester, Massachusetts.

MetroWest Bank is a state chartered financial institution headquartered in Framingham, Massachusetts with assets of nearly $1 billion. The former Framingham Savings Bank was renamed MetroWest Bank in 1996 to reflect its geographic presence in the western area of metropolitan Boston and to signify its transition to commercial banking. MetroWest has branches in Middlesex, Worcester and Norfolk counties in Massachusetts.

4


This press release may contain forward-looking statements with respect to the financial condition, results of operations and business of Banknorth upon consummation of the acquisitions of Andover and MetroWest, including statements relating to: (a) the estimated cost savings and accretion to reported earnings that will be realized from the acquisitions; (b) the estimated impact on revenues of the acquisitions, and (c) the restructuring charges expected to be incurred in connection with the acquisitions. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisitions cannot be fully realized within the expected time frame;
(2) revenues following the acquisitions are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of Banknorth and Andover and/or MetroWest are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which Banknorth will be doing business, are less favorable than expected; or (7) legislation or changes in regulatory requirements adversely affect the businesses in which Banknorth would be engaged.

Banknorth and Andover will be filing relevant documents concerning the merger with the Securities and Exchange Commission including a registration statement on Form S-4 containing a prospectus/proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Banknorth will be available free of charge from the Secretary of Banknorth (Carol L. Mitchell, Secretary, Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, telephone (207) 761-8500), and documents filed with the SEC by Andover will be available free of charge from the Secretary of Andover (Cynthia J. Milne, Secretary, Andover Bancorp, Inc., 61 Main Street, Andover, Massachusetts 01810, telephone (978) 749-2000). The directors and executive officers of Andover may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the directors and executive officers of Andover and ownership of Andover common stock is set forth in Andover's proxy statement as filed with the SEC on March 19, 2001. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed acquisition when it becomes available. ANDOVER INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

MetroWest will be filing relevant documents concerning the acquisition with the Federal Deposit Insurance Corporation including a proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents from the offices of the FDIC located at 250 E Street, S.W., Washington, D.C. 20219, telephone (800) 945-2186. The FDIC also maintains a website at www.fdic.gov. In addition, documents filed with the FDIC by MetroWest will be available free of charge from MetroWest (Brian Manning, Chief Financial Officer, MetroWest Bank, 15 Park Street, Framingham, Massachusetts 01701-9111, telephone (508) 620-0300). The directors and executive officers of MetroWest may be deemed to be participants in the solicitation of proxies to approve the acquisition. Information about the directors and executive officers of MetroWest and ownership of MetroWest common stock is set forth in MetroWest's proxy statement as filed with the FDIC on March 19, 2001. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed acquisition when it becomes available. MetroWest INVESTORS SHOULD READ THE PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE FDIC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE ACQUISITION.

                              Banknorth Group, Inc.
                          announces the acquisition of:

                              Andover Bancorp, Inc.
                                       and
                                 MetroWest Bank

                             Significantly Expanding
                           its Massachusetts Franchise

                                  June 11, 2001

Note on Forward Looking Information

This presentation contains forward looking information for Banknorth Group, Inc. on a stand alone basis and a pro forma combined basis. Actual results may vary materially from the forward looking statements. Factors which could result in material variations from forward looking statements include, but are not limited to: changes in interest rates which could affect net interest margins and net interest income; delays in cost savings measures or a failure to realize anticipated cost savings; competitive factors which could affect non interest income, costs of deposits, and interest income; and general economic conditions which could negatively affect the volume of loan originations, the amount of loan losses and levels of non interest income.

A Great Step Forward

Compelling strategic fit:
         Quality institutions with solid earnings
         Strongest demographics in Massachusetts
         High asset quality and strong core deposit bases

Substantial opportunity to expand Andover's and MetroWest's market penetration by applying Banknorth's broader array of products.

Satisfies investment criteria - "new" GAPP EPS and cash basis EPS accretive in 2002.

Strong asset quality does not add credit risk.

Andover and MetroWest are exactly the types of acquisitions that we have consistently and successfully executed throughout out history.

Low Risk Transactions

These transaction pose very low risk.

Fit within our long term strategic plan.

Fit within our Massachusetts footprint.

Both franchises are well-known to Banknorth and we have been following them for several years.

Management and the boards are well-known to Banknorth management

We view both banks as "clean" and straightforward, with consistent and familiar business lines.

Small banks that are profitable and have solid asset quality.

Straightforward, low risk integration
         Manageable sized deals
         Experienced Banknorth integration team

Transaction Overview - Building on a Winning Strategy

Financial data as of 3/31/01

Consistent with Banknorth's acquisition philosophy of targeting high quality banks and thrifts in complementary markets.

                                       Andover                   MetroWest
Assets                                 $1,799                      $914
Loans                                   1,363                       581
Deposits                                1,254                       705

Branches                                   15                        17

Returns on Assets                        1.17%                     1.16%
Return on Equity                         13.4%                     16.5%
Net Interest Margin                      3.56%                     4.21%
Efficiency Ratio                         48.6%                     57.9%
Fee Revenue / Total Revenue               6.4%                      9.9%

NPAs / Loans + OREO                      0.15%                     0.08%
Loan Loss Reserve / Loans                1.11%                     1.52%

Transaction Overview - Building on a Winning Strategy

Financial data as of 3/31/01

Expands Eastern Massachusetts footprint. Middlesex and Essex Counties are among the most attractive banking markets in Massachusetts. Banknorth's geography continues to improve.
                                                                    FirstMass*
                       Banknorth*            FirstMass.*           Contribution
                       ----------            -----------           ------------

Assets                   $20,919               $8,953                   43%
Loans                     12,702                5,563                   44%
Deposits                  14,141                5,541                   39%


*Pro forma for the acquisition of Andover and MetroWest

Transaction Overview - Building on a Winning Strategy

Provides significant cross-sell opportunities from the addition of Banknorth's broad array of products:

Trust and investments                           Internet banking
Insurance sales                                 Commercial business lending
Asset based lending and leasing services        Small business lending
Cash management                                 Consumer lending
Merchant credit card processing

Conservative cost savings assumptions of 25% of both Andover's and MetroWest's operating expenses.

Accretive to "new" GAAP and cash earnings per share with conservative assumption of NO benefit from revenue enhancements.

Internal rates of return from each transaction in excess of 20%

Very low execution risk

Andover Bancorp, Inc. Transaction Summary

Price Per Share:                    $48.10 per ANDB share*

Transaction Value:                  $333 million*

Consideration:                      100% common stock, fixed exchange ratio
                                    of 2.27 BKNG shares for each ANDB share

Accounting / Tax Treatment:         Purchase accounting / tax free exchange

BKNG Lock-up Option                 19.9% priced at market

Walkaway:                           Double trigger walk away




* Based on BKNG's price of $21.19 on June 8, 2001

MetroWest Bank Transaction Summary

Price Per Share:                            $11.50 per MWBX share

Transaction Value:                          $166 million

Consideration:                              100% Cash

Accounting:                                 Purchase accounting

BKNG Lock-up Option:                        19.9% priced at market

Transaction Multiples

                                                         Andover       MetroWest

Price Per Share (1):                                     $48.10         $ 11.50

Premium to Market (1):                                       26%             18%

Price / Stated 3/31/01 Book Value Per Share:                201%            263%

Price / 3/31/01 Tangible Book Value Per Share:              212%            263%

Price / 2001 Estimated Earnings Per Share (2):             15.2x           15.5x

Price / 2002 Estimated Earnings Per Share (2):             14.0x           14.4x

Ownership:                                                 10.2%            NA



(1) Based on June 8, 2001 closing prices of $21.19, $38.22, and $9.75 for BKNG, ANDB, and MWBX respectively

(2)  Based on I/B/E/S consolidated earnings estimates

Transaction Timetable

Expected Shareholder Approvals (1):                  Q3 - 2001

Expected Closing:                                    Q4 - 2001

Expected Systems Conversion:                         Q1 - 2002



(1) Shareholder approval required for Andover and MetroWest, Banknorth does not require shareholder approval

Building the Dominant Community Banking Franchise in Mass.

Significantly increases Banknorth's Massachusetts market share

Number 5 rank in Boston MSA

Extends branch distribution system within the attractive I-495 loop around
Boston.

Franchise Map

Building the Dominant Community Banking Franchise in Mass.

Franchise Map

Market Characteristics

With 5.9 million residents, the Boston Metropolitan Statistical Area ("MSA") is the nation's 4th largest MSA based on population.

The demographics of the markets covered by Andover and MetroWest are very attractive:

2000 Median Household Income Graph

2000 - 2005 Population Growth Rate % Graph

Enchanced Presence in Desirable Markets


                                                                   Pro Forma
                                     Existing                                                                   Pro Forma
                                       Rank       Deposits (a)         Branches         Market Share (a)           Rank

Massachusetts                           6          $4,866,471            114                  3.63%                  5

Rockingham County, NH                   1            856, 764             26                 28.06                   1

Essex County, MA                        7           1,425,038             23                 13.34                   2

Worcester County, MA                    3             843,175             26                 11.71                   3

Middlesex County, MA                   19             966,434             21                  3.77                   7

Norfolk County, MA                     NA             59, 716              2                  0.53                  33



(a)  SNL Branch Migration DataSource

Summary Financial Overview

Financial Data as of 3/31/01

                                                                                         Banknorth      Pro Forma*

                                   Banknorth          Andover          MetroWest          3/01          Est. 12/01

Assets                             $ 18,252            $1,799            $ 914          $ 20,919          $21,756

Loans                                10,758             1,363              581            12,702           13,210

Loan Loss Reserves                      154                15                9               178              185

Intangibles                             180                 9                0               486              470

Deposits                             12,181             1,254              705            14,141           14,565

Common Equity                         1,361               160               63             1,527            1,686

Book Value Per Share                  $9.82                                               $10.43           $11.51

Tangible Book Value Per Share
                                      $8.52                                                $7.11            $8.31

Leverage Ratio                         7.07%                                                5.56%            6.17%

Tier 1 Risk
 Based Capital Ratio                  10.27%                                                7.94%            8.85%

Total Risk
 Based Capital Ratio                  11.52%                                               10.60%           11.41%


*Based on purchase related assumptions, $200 million in newly raised tier 2 capital and $28.0 in after-tax merger related charges. Additionally, purchase accounting adjustments will be made at closing.

Diversified Loan Portfolio

Financial data as of 3/31/01


Loans
                          Banknorth       % of        Andover        % of        Metro          % of      Banknorth         % of
                            Group         Total       Bancorp       Total      West Bank        Total     Pro Forma         Total

Residential
Real Estate             $ 2,140,142        20%     $  817,575        60%       $114,307          20%      $ 3,072,024        24%

Commercial
Real Estate (1)           2,935,949        27%        374,314        27%        343,400          59%        3,653,663        29%

Consumer                  3,373,255        31%         88,406         6%         63,100          11%        3,524,761        28%

Commercial
Loans & Leases            2,309,017        21%         82,626         6%         60,000          10%        2,451,643        19%
                        -----------                ----------                  --------                   -----------

                        $10,758,363                $1,362,921                  $580,807                   $12,702,091
                        ===========                ==========                  ========                   ===========



(1)  Includes construction and land

Complementary Deposit Mix

Financial data as of 3/31/01

Deposits
                           Banknorth       % of       Andover        % of        Metro          % of        Banknorth        % of
                             Group         Total      Bancorp        Total     West Bank        Total       Pro Forma        Total

Demand                   $ 2,031,478        17%     $  147,556        12%       $ 81,500          12%      $ 2,260,534        16%

Regular Savings
                           1,420,072        12%        261,272        21%         83,800          12%        1,765,144        12%

NOW &
 Money Market              4,081,659        34%        274,918        22%        262,200          37%        4,618,777        33%

Certificates of
Deposit                    4,481,266        37%        525,576        42%        277,823          39%        5,284,665        37%

Brokered Deposits            166,998         1%         45,000         4%            0             0%          211,998         1%
                         -----------                ----------                  --------                   -----------

                         $12,181,473                $1,254,322                  $705,323                   $14,141,118
                         ===========                ==========                  ========                   ===========

Net Interest
Margin                          3.84%                     3.56%                     4.21%                         3.84%

Strong Asset Quality

Financial data as of 3/31/01


Asset Quality
                                          Banknorth           Andover             MetroWest           Banknorth
                                            Group             Bancorp               Bank              Pro Forma
Gross Loans                              $10,758,363        $1,362,921            $580,807           $12,702,091

Reserves                                     153,621            15,080               8,817               177,518

Nonperforming Loans                           61,624             2,007                 485                64,116

Other Real Estate Owned                        6,245                30                   0                 6,275
                                         -----------        ----------            --------           -----------

Total Nonperforming Assets                    67,869             2,037                 485                70,391
                                         ===========        ==========            ========           ===========


--------------------------------------------------------------------------------


                        Asset Quality  Ratios:

Reserves / Loans (%)            1.43         1.11         1.52        1.40

Reserves / NPLs (%)              249          751        1,818         277

NPA / Loans + OREO (%)          0.63         0.15         0.08        0.55

Solid Earnings Accretion - Cash

                                                                    2002

Banknorth Cash Earnings (a)                                        284.8
Andover Cash Earnings (a)                                           24.3
MetroWest Cash Earnings (a)                                         11.5
Cost Savings (b)                                                     8.3
Financing Costs (c)                                                (14.9)
                                                                ------------
                            Pro Forma Cash Earnings                314.0

Fully Diluted Shares Outstanding                                   138.3
Shares Issued (c)                                                    7.8
                         Pro Forma Shares Outstanding              146.2

Pro Forma Cash Earnings Per Share                                  $2.15
Stand Alone Cash Earnings Per Share                                $2.06
                                   Accretion                        4.3%

Pro Forma Cash Return on Average Tangible Assets                   1.43%
Pro Forma Cash Return on Average Tangible Equity                   23.6%


(a)  Based on I/B/E/S consensus estimates

(b)  Based on 25% cost savings for both Andover and MetroWest

(c) Includes opportunity cost to repurchase 50% of the BKNG shares issued in ANDB transaction and cost of cash issued in MetroWest transaction

Solid Earnings Accretion - "New" GAAP


                                                                      2002

Pro Forma Cash Earnings                                              314.0
Existing Core Deposit Intangible Amortization                         (2.6)
Incremental Core Deposit Intangible Amortization *                    (9.2)
                                                                --------------
                             Pro Forma "New" GAAP Earnings           302.2

Banknorth Cash Earnings                                              284.8
Existing Core Deposit Intangible Amortization                         (2.6)
                                                                --------------
                            Stand Alone "New" GAAP Earnings          282.2

Pro Forma "New" GAAP Earnings Per Share                              $2.07
Stand Alone  "New" GAAP Earnings Per Share                           $2.04
                                       Accretion                      1.3%

Pro Forma Return on Average Assets                                   1.35%
Pro Forma Return on Average Equity                                   16.8%


*Based on core deposit intangibles of 4.5% and 10 year sum-of-the-year's digits amortization

Summary

Solid, profitable franchises with sound asset quality.

Great strategic fit and geographic enhancement.

Consistent with our strategy of pursuing in market or contiguous acquisitions of high quality companies.

Very low execution risk and conservative cost savings projections.

Attractive cross sell opportunities.

Solid earnings accretion.